Exhibit 3.3.4

Fourth Amendment to the

Second Amended and Restated Agreement

of Limited Partnership

of

Highland Hospitality, L.P.

This Fourth Amendment (the “Amendment”) to the Second Amended and Restated Agreement of Limited Partnership of Highland Hospitality, L.P. (the “Partnership Agreement”) is made as of October 5, 2005 by HHC GP Corporation, a Maryland corporation, as the general partner (the “General Partner”) of Highland Hospitality, L.P., a Delaware limited partnership (the “Partnership”), for the purpose of amending the Partnership Agreement. Capitalized terms used herein and not defined shall have the meanings given to them in the Partnership Agreement.

WHEREAS, the board of directors (the “Board”) of Highland Hospitality Corporation (the “Company”), acting through a duly appointed pricing committee thereof, authorized the Company to offer and sell through an underwritten public offering (the “Preferred Offering”) 3,000,000 shares of the Company’s 7.875% Series A Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 per share (the “Preferred Stock”), and in connection therewith authorized the Company to grant the underwriters an option to purchase up to 450,000 additional shares of Preferred Stock to cover over-allotments arising from the Preferred Offering;

WHEREAS, the underwriters for the Preferred Offering exercised their option to purchase 200,000 shares of Preferred Stock (the “Additional Shares”), and the closing of the sale of such Additional Shares occurred on the date hereof;

WHEREAS, Section 4.02(a)(ii) of the Partnership Agreement requires the Company and the General Partner to contribute the proceeds from the sale of the Additional Shares to the Partnership in exchange for additional Series A Preferred Units; and

WHEREAS, the Company and the General Partner have contributed to the Partnership the net proceeds from the sale of the Additional Shares (the “Capital Contribution”), and the General Partner has determined that, in connection with such Capital Contribution, it is necessary and desirable to issue additional Series A Preferred Units to the Company and the General Partner and to amend and restate Exhibit A to the Partnership Agreement to reflect such issuance of additional Series A Preferred Units.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the General Partner hereby amends the Partnership Agreement as follows:

1. Exhibit A to the Partnership Agreement is hereby amended and restated to read in its entirety as set forth on Exhibit A attached hereto.

2. Except as modified herein, all terms and conditions of the Partnership Agreement shall remain in full force and effect, which terms and conditions the General Partner hereby ratifies and confirms.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.

HHC GP CORPORATION

By:	/s/ Tracy M. J. Colden
Name:	Tracy M. J. Colden
Title.	Executive Vice President

Exhibit A

	As of October 5, 2005		As of October 5, 2005
	Partnership Units	Percentage Interest	Series A Preferred Units	Percentage Interest
General Partner:
HHC GP Corporation	52,416	0.1000%	3,200	0.1000%

Limited Partners:
Highland Hospitality Corporation	51,538,589	98.3269%	3,196,800	99.9000%
Barcelo Crestline Corporation	529,850	1.0109%	—	—
Sugar Land Hotel Developers, LLC	109,190	0.2083%	—	—
Portsmouth Hotel Developers, LLC	185,483	0.3539%	—	—

Total LP units	52,363,112	99.9000%	3,196,800	99.9000%

Total GP and LP units	52,415,528	100.0000%	3,200,000	100.0000%

4